UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                             FORM 8-A

         FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) or (g) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


                    Piccadilly Cafeterias, Inc.
            (Exact name of registrant as specified in its charter)

              Louisiana                                  72-0604977
(State of incorporation or organization)       (I.R.S.  Employer Identification
                                                            Number)


     3232 Sherwood Forest Boulevard                         70816
       Baton Rouge, Louisiana                             (Zip Code)
(Address of principal executive offices)


 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     Title of each class                        Name of each exchange
     TO BE SO REGISTERED                ON WHICH EACH CLASS IS TO BE REGISTERED

Preferred Stock Purchase Rights              New York Stock Exchange


     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box.

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneous with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box.


 SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:


                               None

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     On November 2, 1998, the Board of Directors of Piccadilly Cafeterias, Inc., a Louisiana corporation (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, no par value (the "Common Stock"), of the Company. The dividend is payable on November 6, 1998 to shareholders of record on November 2, 1998 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock, no par value (the "Preferred Stock"), of the Company at a price of $51.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 2, 1998 (the "Rights Agreement") between the Company and Wachovia Bank, N.A., as Rights Agent (the "Rights Agent").

     Subject to certain exceptions, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), have acquired beneficial ownership of 15% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate, with a copy of a Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 2, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $0.01 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth of a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     At any time after any person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to exercise the Right to purchase, in lieu of Preferred Stock, Common Stock having a market value, at the time such person or group became an Acquiring Person, equal to two times the Purchase Price of the Right.

     In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon the exercise thereof at the then-current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Purchase Price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value at the time of such occurrence of two times the Purchase Price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock, per Right (subject to adjustment).

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the thresholds described above, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     As of November 2, 1998 there were 10,528,368 shares of Common Stock issued and outstanding. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have Rights attached.

     The Rights Agreement and the press release announcing the declaration of the Rights are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

ITEM 2.  EXHIBITS

     1.   Rights  Agreement,  dated   as   of  November  2,  1998,  between
          Piccadilly Cafeterias, Inc. and Wachovia  Bank,  N.A.,  as Rights
          Agent.

     2. Form of Articles of Amendment to the Articles of Incorporation, included in Exhibit A to the Rights Agreement.

     3.   Forms  of  Rights   Certificate,   Assignment,  and  Election  to
          Purchase, included in Exhibit B to the Rights Agreement.

     4. Summary Description of the Shareholder Rights Plan, included in Exhibit C to the Rights Agreement.

     5.   Press release dated November 2, 1998.


                             SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                   PICCADILLY CAFETERIAS, INC.


                                   By:   /s/ Ronald A. LaBorde
                                   Name:  Ronald A. LaBorde
                                   Title:   President  and  Chief Executive
                                            Officer


Dated:  November 19, 1998

                           EXHIBIT INDEX


EXHIBIT NO.                   DESCRIPTION

    1. Rights Agreement, dated as of November 2, 1998, between Piccadilly Cafeterias, Inc. and Wachovia Bank, N.A., as Rights Agent.

    2.        Form   of   Articles  of  Amendment  to   the   Articles   of
              Incorporation, included in Exhibit A to the Rights Agreement.

    3. Forms of Rights Certificate, Assignment, and Election to Purchase, included in Exhibit B to the Rights Agreement.

    4. Summary Description of the Shareholder Rights Plan, included in Exhibit C to the Rights Agreement.

    5.        Press release dated November 2, 1998.